Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption "Experts" in this Registration Statement (Form S-3) and related Prospectus of New Fortress Energy Inc. for the registration of Class A Common Stock, Preferred Stock, Depositary Shares, Debt Securities, Warrants and 149,055,732 Shares of Class A Common Stock Offered by Selling Securityholders and to the incorporation by reference therein of our reports dated March 16, 2021, with respect to the consolidated financial statements and schedule of New Fortress Energy Inc.,  and the effectiveness of internal control over financial reporting of New Fortress Energy Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2020, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP
Philadelphia, Pennsylvania
March 16, 2021